SECURITIES & EXCHANGE COMMISSION
                              Washington D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)



                                   Stratabase
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                     855699
                                 (CUSIP Number)

                                David Lubin, Esq.
                              92 Washington Avenue
                              Cedarhurst, NY 11552
                                Tel: 516-569-9629
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 6, 2004
             (Date of Event Which Requires Filing of this Statement)


    If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box _.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Almir Ramic
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                    (a) [_] (b) [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)
                             PF
--------- ----------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Canadian
--------- ----------------------------------------------------------------------
                                   7     SOLE VOTING POWER
                                             876,170 shares
Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With
                                  ----- ----------------------------------------

                                   8     SHARED VOTING POWER
                                             -0-
                                  ----- ----------------------------------------
                                   9     SOLE DISPOSITIVE POWER
                                             876,170 shares
                                  ----- ----------------------------------------
                                  10     SHARED DISPOSITIVE POWER
                                             -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          876,170 shares
--------- ----------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.8%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                    IN
--------- ----------------------------------------------------------------------



Item 1.           Security and Issuer

                  Security: Common Stock, par value $.001 per share ("Common Stock") (CUSIP No. 85569)

                  Issuer:       Stratabase
                                34314 Marshall Road
                                Suite 203
                                Abbotsford, B.C.
                               V2S 1L2 Canada

Item 2.           Identity and Background

         1.       (a) Name of Person Filing: Almir Ramic

                  (b) Address: c/o 34595 3rd Avenue, Abbotsford, B.C. V2S 8B7, Canada

                  (c)      Principal Business: Software developer

                  (d) During the last five years, the Reporting Person has not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Canadian


Item 3.            Source and Amount of Funds or Other Consideration

         The Reporting Person purchased 4,480,800 units from the Issuer in a private placement which closed December 23, 2003. Each unit consists of a common share, a Class A warrant which is exercisable for five years commencing on December 23, 2005 at $0.45 per share and a Class B warrant which is exercisable for four years commencing on December 23, 2005 at $0.75 per share. The Reporting Person used personal funds to purchase the units from the Issuer.

         The Reporting Person purchased 395,370 shares from Mary Martin on January 6, 2004. The Reporting Person used personal funds to purchase the shares from said individual, who sold all her shares she held in the Issuer at such time.


Item 4.           Purpose of Transaction

         The Reporting Person currently holds all his shares of Common Stock in the Issuer for investment purposes only.


Item 5.           Interest in Securities of the Issuer


         (a) The Reporting Person is the beneficial owner of 876,170 shares of Common Stock, or approximately 8.8% of the issued and outstanding shares of common stock of the Issuer.

         (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares of common stock of the Issuer currently owned by it.

         (c) The Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.


         (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.


         (e)      Not applicable.




Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  With
         Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 25, 2004



                                                                  /s/ Amir Ramic
                                                                      Amir Ramic


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)